Exhibit 99.1

Franco-Nevada Declares 2015 First Quarter Dividend

TORONTO, February 18, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to announce that today its Board of Directors has declared a dividend for the first quarter of 2015 of $0.20 per share. The dividend will be paid on March 26, 2015 to shareholders of record on March 12, 2015. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on February 17, 2015. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Franco-Nevada Corporation adopted a Dividend Reinvestment Plan (“DRIP”) in 2013. Participation in the DRIP is optional. The Company currently issues additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP, and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends.   It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com